Exhibit 99.1

FOR RELEASE July 14, 2011

Drilling to Commence on Tower Property

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today announced that its option partner Rockcliff Resources Inc. (RCR:TSXV) reported it had commenced its summer exploration program which will include drilling at the Tower property.

Drilling at the Tower property will focus on two untested conductors that were discovered by a geophysical Time Domain Electromagnetic Survey (TDEM) recently completed by Rockcliff. The first conductor is located approximately 800m west of the Tower copper deposit and has a strike length of over 1 km and very similar geophysical characteristics to the nearby deposit. The second is a 250m long conductor located approximately 100m west of the deposit. Additional drilling on the Tower copper deposit is planned for the fall.

Rockcliff has the exclusive right to earn a 70% interest in the Tower Property from Pure Nickel. Rockcliff must pay $150,000 in incremental payments over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years. Please refer to the Press Release dated February 28, 2008 for further details.

Ken Lapierre P.Geo., President and CEO of Rockcliff Resources Inc. is a Qualified Person in accordance with Canadian regulatory requirements as set out in NI 43-101, and is responsible for the information in this press release.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com